UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

iPASS INC.

(Name of Subject Company)

iPASS INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

 46261V306

(CUSIP Number of Class of Securities)

Gary A. Griffiths

President and Chief Executive Officer

iPass Inc.

3800 Bridge Parkway

Redwood Shores, CA 94065

(650) 232-4100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Timothy J. Moore

Brett D. White

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by iPass Inc., a Delaware corporation (“iPass”), with the Securities and Exchange Commission on December 4, 2018, relating to a tender offer by TBR, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Pareteum Corporation, a Delaware corporation (“Parent” or “Pareteum”), to acquire all of the outstanding shares of common stock of iPass, $0.001 par value per share (the “Shares”), for 1.17 shares of Parent common stock per Share (the “Offer Price”), subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated December 3, 2018 (as it may be amended or supplemented, the “Offer to Exchange”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offer”). The Offer to Exchange and the Letter of Transmittal are contained in the Tender Offer Statement on Schedule TO, dated December 3, 2018, filed by Pareteum with the Securities and Exchange Commission on December 4, 2018, as has been and may further be supplemented.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates or corrections as reflected below.

Item 1. Subject Company Information

The number 8,432,976 appearing twice in the paragraph under the caption “Class of Securities” in this item is deleted and replaced, in each case, with the number 8,431,625.

Item 2. Identity and Background of Filing Person

The second paragraph under the caption “Tender Offer” in this item is deleted and hereby amended and restated as follows:

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 12, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, the Purchaser and iPass. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into iPass (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with iPass continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. Assuming the requirements of Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”) are satisfied, no stockholder vote will be required to adopt the Merger Agreement or to consummate the Merger. Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer shall occur promptly following the expiration of the Offer (which is expected to occur at 5:00 p.m., New York City time, on February 12, 2019, unless the Purchaser extends the Offer pursuant to the terms of the Merger Agreement). In the Merger, each Share issued and outstanding immediately prior to the date and time at which the Merger becomes effective (the “Effective Time”), other than (i) Shares owned by iPass, Parent, the Purchaser, or any of Parent’s other direct or indirect wholly owned subsidiaries, and (ii) Shares owned by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares, will be automatically converted into the right to receive the Offer Price, without interest thereon and less any required withholding taxes. As a result of the Merger, iPass will cease to be a publicly traded company and will become wholly owned by Parent.

The fourth paragraph under the caption “Tender Offer” in this item is deleted and hereby amended and restated as follows:

The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior 5:00 p.m., New York City time, on February 12, 2019 (the “Expiration Time”, unless the Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” shall mean the earliest time and date at which the Offer, as so extended by the Purchaser, shall expire), together with any Shares then owned by Parent and its controlled subsidiaries (including the Purchaser), shall equal at least a majority of all then outstanding Shares as of the Expiration Time.

Item 2. IDENTITY AND BACKGROUND OF FILING PERSON

Item 4. The Solicitation or Recommendation

The first table on page 21 in Item 4 of the Schedule 14D-9 under the heading “—Selected Companies Analysis” is deleted and hereby amended and restated as follows:

Enterprise Value/Revenue
	LTM	CY 2018E	CY 2019E
Aviat Networks, Inc.	0.24x	N/A	N/A
ClearOne, Inc.	0.22x	N/A	N/A
Communications Systems, Inc.	0.24x	N/A	N/A
Lantronix, Inc.	1.48x	1.46x	1.35x
PCTEL, Inc.	0.49x	0.54x	0.49x
Qumu Corporation	0.77x	0.79x	0.72x
Redline Communications Group Inc.	0.56x	0.52x	0.44x
SeaChange International, Inc.	0.47x	0.50x	0.47x
Synacor, Inc.	0.32x	0.32x	0.30x
Westell Technologies, Inc.	0.11x	0.12x	N/A
Wireless Telecom Group, Inc.	0.80x	N/A	N/A
xG Technology, Inc.	0.26x	N/A	N/A
Third Quartile	0.61x	0.66x	0.66x
Mean	0.50x	0.61x	0.63x
Median	0.40x	0.52x	0.48x
First Quartile	0.24x	0.41x	0.45x
iPass Implied by the Per Share Amount	0.66x	0.68x	0.51x

The first full paragraph and immediately following table on page 22 in Item 4 of the Schedule 14D-9 under the heading “—Selected Transaction Analysis” are deleted and hereby amended and restated as follows:

In its selected transaction analysis, Raymond James examined the valuation multiples of transaction enterprise value compared to the target companies’ revenue for both the Selected Transaction LTM and the Selected Transaction NTM, where such information was publicly available. Raymond James reviewed the first quartile, mean, median and third quartile relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for iPass implied by the Per Share Amount. The results of the selected transactions analysis are summarized below:

Enterprise
Value/Revenue
Acquiror	Target	LTM	NTM
Reliance Industries Limited	Radisys Corporation	1.07x	1.08x
ADVA Optical Networking SE	MRV Communications, Inc.	0.58x	0.52x
Fortinet, Inc.	Meru Networks, Inc.	0.39x	0.40x
Marlin Equity III, L.P.	Sycamore Networks, Inc.	0.33x	0.38x
Sonus Networks, Inc.	Network Equipment Technologies, Inc.	1.39x	1.29x
ARRIS Group, Inc.	BigBand Networks, Inc.	0.61x	0.60x
Platinum Equity Advisors, LLC	Ulticome, Inc.	0.40x	0.40x
Francisco Partners II, L.P.	EF Johnson Technologies, Inc.	0.37x	0.32x
Third Quartile		0.95x	0.96x
Mean		0.64x	0.62x
Median		0.49x	0.46x
First Quartile		0.38x	0.39x
iPass Implied by the Per Share Amount		0.66x	0.68x

Raymond James applied the first quartile, mean, median and third quartile relative valuation multiples to iPass’s revenue for the LTM, and iPass’s revenue for the next twelve months following the announcement of the Offer and the Merger based on the Projections, in order to determine the implied equity price per share, and it then compared those implied equity values per share to the Per Share Amount which, for purposes of Raymond James’s analysis and its opinion, and with the iPass board’s consent, Raymond James assumed would have an implied value of  $2.60 per share of iPass’s common stock. The results of the implied equity price per share analysis are summarized below:

	Implied Equity Price Per Share
	LTM	NTM
Third Quartile	$4.14	$5.28
Mean	$2.49	$3.14
Median	$1.68	$2.10
First Quartile	$1.10	$1.62
iPass Implied by the Per Share Amount	$2.60	$2.60

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph on page 29 of the Schedule 14D-9 under the heading “Litigation” and replacing it with the following paragraphs:

On December 12, 2018, a lawsuit was filed in the United States District Court for the Northern District of California, captioned Darrell Boswell v. iPass Inc., et al., Case No. 4:18-cv-7486 (the “Boswell Action”). The Boswell Action is brought against iPass and the five members of the iPass Board and alleges that the Schedule 14D-9 failed to disclose material information regarding the proposed transaction including certain financial projections, the valuation of Pareteum and the Merger Consideration, and certain inputs underlying the valuation analyses performed by Raymond James, which rendered the Schedule 14D-9 materially false or misleading. The causes of action set forth in the complaint are (i) a claim against all defendants for violations of Section 14(e) of the Exchange Act, as well as (ii) a claim against the members of the Board for violations of Section 20(a) of the Exchange Act. The complaint seeks, among other things, an order that the action may be maintained as a class action, injunctive relief, rescission of the Merger Agreement, damages, and an award of attorneys’ fees and expenses. iPass believes that the action is without merit. The full complaint is attached hereto as Exhibit (a)(5)(D).

On December 18, 2018, a second lawsuit was filed in the United States District Court for District of Delaware, captioned Jordan Rosenblatt v. iPass Inc., et al., Case No. 1:18-cv-02004 (the “Rosenblatt Action”). The Rosenblatt Action is brought against iPass, the five members of the iPass Board, Pareteum Corporation, and TBR, Inc. The complaint in the Rosenblatt Action alleges that the Schedule 14D-9 failed to disclose material information regarding the proposed transaction including certain financial projections and certain inputs underlying the valuation analyses performed by Raymond James, which rendered the Schedule 14D-9 materially false or misleading. The causes of action set forth in the complaint are (i) a claim against all defendants for violations of Section 14(e) of the Exchange Act, (ii) a claim against all defendants for violations of Section 14(d) of the Exchange Act, and (iii) a claim against the members of the Board, Pareteum, and TBR, Inc. for violations of Section 20(a) of the Exchange Act. The complaint seeks, among other things, an order that the action may be maintained as a class action, injunctive relief, rescission of the Merger Agreement, damages, and an award of attorneys’ fees and expenses. iPass believes that the action is without merit. The full complaint is attached hereto as Exhibit (a)(5)(E).

Item 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(E)	Complaint filed on December 18, 2018 (Jordan Rosenblatt v. iPass Inc., et al., Case No. 1:18-cv-02004).

While iPass believes that the disclosure set forth in the Schedule 14D-9 complies fully with applicable law, to moot complaints filed by purported stockholders of iPass (the “Complaints”), avoid nuisance, possible expense and delay, and provide additional information to its stockholders, iPass has determined to voluntarily supplement the Schedule 14D-9 with the supplemental disclosure set forth herein (the “Supplemental Disclosure”). Nothing in the Supplemental Disclosure shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosure set forth herein or in the Schedule 14D-9. To the contrary, iPass specifically denies all allegations in the Complaints that any additional disclosure was or is required.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2019	iPASS INC.

	By:	/s/ Darin Vickery
Darin Vickery
Chief Financial Officer